KMS FINANCIAL SERVICES, INC.
(a wholly-owned subsidiary of Ladenburg Thalmann Financial Services Inc.)

Audited Financial Statements

December 31, 2018

C O N T E N T S

1

EISNERAMPER

EisnerAmper LLP
One California Street, Suite 1700
San Francisco, CA 94111
T 415.974.6000
F 415.974.5488
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
KMS Financial Services, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of KMS Financial Services, Inc. (the "Company") a wholly-owned subsidiary of Ladenburg Thalmann Financial Services Inc., as of December 31, 2018 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2014.

EISNERAMPER LLP
San Francisco, California
March 1, 2019



KMS FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS

Cash	$10,831,017
Commissions, investment advisory fees and other receivables	5,400,153
Due from broker	876,291
Securities owned, at fair value	944,946
Prepaid expenses and other assets	4,601,458
Contract acquistion costs, net	1,294,389
Deposits with clearing organizations	150,000
Office equipment, net of accumulated depreciation of $452,556	214,658
Deferred income tax asset	119,560
	$24,432,472

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Accounts payable, accrued expenses and other liabilities	$ 1,446,428
Commissions payable	4,727,180
Deferred advisory fees	1,167,620
Other deferred revenue	1,673,250
Profit sharing contribution payable	777,621
Income taxes payable	177,447
Supplemental retirement benefit payable	445,510
	10,415,056

Commitments and contingencies

STOCKHOLDER'S EQUITY:

Common stock - no par value:	
Authorized - 50,000 shares, issued and outstanding - 6,568 shares	127,907
Additional paid-in capital	8,083,442
Retained earnings	5,806,067
	14,017,416
	$24,432,472

See accompanying notes to statement of financial condition.

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

KMS Financial Services, Inc. (the "Company") is a fully disclosed Broker Dealer and investment advisor registered with the Securities and Exchange Commission ("SEC"). It is also a member of the Financial Industry Regulatory Authority ("FINRA") and is also an insurance general agent. The Company has been serving the independent financial advisor community since 1971. The independent financial advisors are independent contractor agents (registered representatives and investment advisory representatives) and operate primarily in the Western United States. The independent financial advisors primarily serve retail clients.

The Company is a wholly-owned subsidiary of Ladenburg Thalmann Financial Services Inc. ("LTS").

New Accounting Standards Adopted

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers (the "Standard"), which completes the joint effort by the FASB and the International Accounting Standards Board to improve financial reporting by creating common revenue recognition guidance for accounting principles generally accepted in the United States of America ("GAAP") and the International Financial Reporting Standards. The new guidance outlines a single, comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance issued by the FASB, including industry specific guidance. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations.

On January 1, 2018, the Company adopted ASU 2014-09 and all related amendments ("ASC 606") and applied its provisions to all uncompleted contracts using the modified retrospective method. The Company recognized the cumulative effect of initially applying ASC 606 as an adjustment to increase the opening balance of retained earnings by $209,995.

Costs to Obtain a Contract with a Customer

The Company capitalizes the incremental costs of obtaining a contract with a customer (independent financial advisor) if the costs (1) relate directly to an existing contract or anticipated contract, (2) generate or enhance resources that will be used to satisfy performance obligations in the future, and (3) are expected to be recovered. These costs are included in contract acquisition costs, net in the statement of financial condition and will be amortized over the estimated customer relationship period.

The Company uses an amortization method that is consistent with the pattern of transfer of goods or services to its customers. Any costs that are not incremental costs of obtaining a contract with

a customer, such as costs of onboarding, training and support of independent financial advisors, would not qualify for capitalization.

The Company pays fees to third-party recruiters and bonuses to employees for recruiting financial advisors, which generates ongoing advisory fee revenue, commissions revenue, and monthly service fee revenue to the Company.

An additional cost to obtain an independent financial advisor may include forgivable loans. Forgivable loans take many forms, but they are differentiated by the fact that at inception the loan is intended to be forgiven over time by the Company. The loans are given as an inducement to attract independent financial advisors to become affiliated with the Company. The Company may offer new independent financial advisors a forgivable loan as part of his/her offer letter. These amounts are paid upfront and are capitalized, then amortized over the expected useful lives of the independent financial advisor's relationship period with the Company.

The balance of contract acquisition costs, net, was $1,294,389 as of December 31, 2018, an increase of $978,625 compared to the adoption date of January 1, 2018. Amortization on these contract acquisition costs was $142,128 during the year ended December 31, 2018. This amount is included in other expense on the statement of operations. There were no impairments or changes to underlying assumptions related to contract acquisition costs, net, for the period.

Practical Expedients

The following practical expedients available under the modified retrospective method were applied upon adoption of ASC 606:

1. We applied the practical expedient outlined under ASC 606-10-65-1(h), and did not restate contracts that were completed contracts as of the date of initial application, i.e. January 1, 2018.

2. We applied the practical expedient outlined under ASC 606-10-65-1(f)(4) and did not separately evaluate the effects of contract modifications. Instead, we reflect the aggregate effect of all the modifications that occurred before the initial application date, i.e. January 1, 2018.

3. We applied the practical expedient outlined under ASC 606-10-10-4 that allows for the accounting for incr4emental costs of obtaining contracts at a portfolio level in order to determine the amortization period.

4. We applied the practical expedient outlined under ASC 340-40-25-4 and did not capitalize the incremental costs to obtain a contract if the amortization period for the asset is one year or less.

Impacts on Financial Statements on January 1, 2018

The following table summarizes the impacts of ASC 606 adoption on the Company's statement of financial condition as of January 1, 2018.

The Company reclassified all of its forgivable loans to contract acquisition costs, net in the statement of financial condition. Accounts payable, accrued expenses and other liabilities were adjusted for forgivable loan commitments not yet paid. Prepaid expenses and other assets were adjusted for prior payments related to forgivable loan amounts. Previously, forgivable loans were amortized based on their legal terms, typically forgiven over periods ranging from 3 to 7 years as long as the associated independent financial advisor remained in compliance with the terms of the forgivable loan. Under ASC 606, the acquisition costs, net are amortized over the expected useful lives of the independent financial advisor's relationship period with the Company, which is 7 years.

Statement of Financial Condition

	As Reported	Adjustments	Adjusted
		Costs to obtain or	
	December 31, 2017	fulfill a contract	January 1, 2018
ASSETS			
Cash	$6,813,664	$ -	$6,813,664
Commissions, investment advisory			
fees and other receivable	5,394,531	-	5,394,531
Due from broker	4,556,471	-	4,556,471
Securities owned, at fair value	227,362	-	227,362
Prepaid expenses and other assets	4,366,071	47,250	4,413,321
Contract acquisition costs, net	-	315,764	315,764
Deposits with clearing organizations	150,000	-	150,000
Office equipment, net of accumulated			
depreciation of $411,920	211,711	-	211,711
Deferred income tax asset	137,152	(58,519)	78,633
	$21,856,962	$304,495	$22,161,457
LIABILITIES AND STOCKHOLDER'S EQUITY			
Accounts payable, accrued expenses			
and other liabilities	$934,476	$94,500	$1,028,976
Commissions payable	4,698,856	-	4,698,856
Deferred advisory fees	1,539,300	-	1,539,300
Other deferred revenue	1,595,109	-	1,595,109
Profit sharing contribution payable	606,365	-	606,365
Income taxes payable	1,393	-	1,393
Supplemental retirement benefit			
payable	501,882	-	501,882
	9,877,381	94,500	9,971,881
Commitments and contingent			
liabilities			
Stockholder's equity:			
Common stock – no par value:	127,907	-	127,907
Additional paid-in capital	7,883,750	-	7,883,750
Retained earnings	3,967,924	209,995	4,177,919
	11,979,581	209,995	12,284,076
	$21,856,962	$304,495	$22,161,457

Impacts on Financial Statements at December 31, 2018

The following table compares the reported statement of financial condition as of December 31, 2018, to the pro-forma amounts had the previous accounting standards been in effect.

Statement of Financial Condition

As of December 31, 2018

	As Reported	Balances without the adoption of ASC 606	Effects of Change Higher/(Lower)
ASSETS			
Cash	$10,831,017	$10,831,017	$ -
Commissions, investment advisory fees and other receivable	5,104,891	5,104,891	-
Due from broker	1,175,292	1,175,292	-
Securities owned, at fair value	941,207	941,207	-
Prepaid expenses and other assets	4,601,458	5,611,666	(1,010,208)
Contract acquisition costs, net	1,294,389	0	1,294,389
Deposits with clearing organizations	150,000	150,000	-
Office equipment, net of accumulated depreciation of $452,556	214,658	214,658	-
Deferred income tax asset	119,560	178,079	(58,519)
	$24,432,472	$24,206,810	$225,661
LIABILITIES AND STOCKHOLDER'S EQUITY			
Accounts payable, accrued expenses and other liabilities	$1,446,428	$1,446,428	$ -
Commissions payable	4,727,180	4,727,180	-
Deferred advisory fees	1,167,620	1,167,620	-
Other deferred revenue	1,673,250	1,673,250	-
Profit sharing contribution payable	777,621	777,621	-
Income taxes payable	177,447	173,872	3,575
Supplemental retirement benefit payable	445,510	445,510	-
	10,415,056	10,411,480	3,575
Commitments and contingent liabilities			
Stockholder's equity:			
Common stock – no par value:	127,907	127,907	-
Additional paid-in capital	8,083,442	8,083,442	-
Retained earnings	5,806,067	5,583,981	222,086
	14,017,416	13,795,330	222,086
	$24,432,472	$24,206,810	$225,661

Fixed Assets

Fixed assets are carried at cost, net of accumulated depreciation and amortization. Depreciation is provided by the straight-line method over the estimated useful lives of the related assets.

Commissions, Investment Advisory Fees and Other Receivable

Commissions, investment advisory fees and other receivable are stated at their principal balances. The Company uses the allowance method to recognize bad debts. Generally, any receivables over 90 days old are considered delinquent. At December 31, 2018, no allowance was considered necessary. If an allowance was established, any bad debts would be written off against it, when determined to be uncollectible.

Generally, when a commission and advisory fee receivable is recognized, a related commission payable is also recognized.

Other receivable primarily includes product support receivable.

Fair Value of Financial Instruments

The following table presents the carrying values and estimated fair values at December 31, 2018 of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information on their classification within the fair value hierarchy. Such instruments are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk.

	Carrying Value	Level 1	Level 2	Total Estimated Fair Value
ASSETS				
Cash	$10,831,017	$10,831,017	-	$10,831,017
Commissions and investment advisory fees receivable	5,104,891	-	$5,104,891	5,104,891
Due from broker	1,175,292	-	1,175,292	1,175,292
Deposits with clearing organizations	150,000	-	150,000	150,000
TOTALS	$17,261,200	$10,831,017	$6,430,183	$17,261,200
LIABILITIES				
Accounts payable, accrued expenses and other liabilities	$1,446,427	-	$1,446,427	$1,446,427
Commissions payable	4,727,180	-	4,727,180	4,727,180
Deferred advisory fees	1,167,620	-	1,167,620	1,167,620
Profit sharing contribution payable	777,621	-	777,621	777,621
Income taxes payable	177,447	-	177,447	177,447
Supplemental retirement benefit payable	445,510	-	445,510	445,510
TOTALS	$8,741,805	-	$8,741,805	$8,741,805

Use of Estimates

GAAP requires management to use estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

2. Accounting Standards Issued, Not Yet Effective

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting, Leases (Topic 840). ASU 2016-02 requires lessees to recognize leases on their balance sheets, and leaves lessor accounting largely unchanged. The amendments in this ASU are effective for the Company for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. Early application is permitted for all entities. The Company will adopt the provisions of this guidance on January 1, 2019 using an optional transition method with a cumulative effect adjustment to the beginning balance of retained earnings in the period of adoption. The Company's current lease arrangements expire through 2024.

The Company will elect to utilize the transition package of practical expedients permitted within the new standard, which among other things, allows the Company to carryforward the historical lease classification. The Company will make an accounting policy election that will keep leases with an initial term of 12 months or less off the Company's statements of financial condition and will result in recognizing those lease payments in the statements of operations on a straight-line basis over the lease term.

The Company expects adoption of the new standard will result in the recording of additional net lease assets and lease liabilities of approximately $1.8 million and $1.8 million, respectively, as of January 1, 2019. Adoption of the standard will not materially impact the Company's statements of operations or statements of cash flows.

The Company does not believe the new standard will have a material impact on our liquidity.

The Company is in the process of evaluating changes to its business processes, systems and controls needed to support recognition and disclosure under the new standard. Further, the Company is continuing to assess any incremental disclosures that will be required in the Company's financial statements.

3. Cash

The Company maintains its cash accounts in one commercial bank located in Seattle, Washington. The total cash balances are secured by the Federal Deposit Insurance Corporation up to $250,000. In the normal course of business, the balances in the Company's cash accounts exceed federally insured limits.

Cash at December 31, 2018 consist of $10,831,017, which includes $100,000 that is segregated in compliance with Federal and other regulations.

4. Due from Broker

As of December 31, 2018, due from broker consisted primarily of cash held at the Company's clearing broker.

5. Securities Owned

Investments in common stocks and warrants, mutual funds and U.S. Treasury Notes are carried at fair value based upon quoted market prices.

GAAP defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market or income approach are used to measure fair value.

The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

- Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.

- Level 2 – Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

- Level 3 – Unobservable inputs which reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

December 31, 2018

Securities owned, at fair value	Level 1	Level 2	Level 3	Total
U.S. Treasury notes	$793,864	-	-	$793,864
Mutual funds	22,954			22,954
Certificates of deposit	99,918			99,918
Common stock and warrants	28,210	-	-	28,210
Total	$944,946	-	-	$944,946

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company uses the alternative method as permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

At December 31, 2018, the Company had net capital of $7,378,658, which was $7,128,658 in excess of its required net capital under the Rule of $250,000.

The net capital rules may effectively restrict the payment of cash dividends.

7. Supplemental Retirement Agreement

The Company maintains a supplemental retirement agreement covering a former employee/ stockholder of the Company. The agreement, which commenced in 1998, provides for monthly benefits of $5,000 for the life of the former employee. The Company has recorded a liability of $445,510 for the supplemental retirement agreement, which is equal to the value of an annuity based on the age and life expectancy of the former employee. The Company's policy is to not fund the annuity.

8. Related Party Transactions

The Company has an expense sharing agreement with LTS whereby the Company agrees to reimburse LTS for reasonable expenses paid by them on its behalf. The Company also receives an allocation of product support income and conference income from LTS. At December 31, 2018, the Company has an intercompany payable in the amount of $10,534 to LTS. This amount is included in Accounts payable, accrued expenses and other liabilities.

The Company has an expense sharing arrangement with Securities America, Inc. ("SA"), a wholly-owned subsidiary of LTS, whereby the Company agrees to reimburse SA for reasonable expenses paid by them on its behalf. At December 31, 2018, the Company has an intercompany payable in the amount of $145,382 to SA. This amount is included in Accounts payable, accrued expenses and other liabilities.

The Company has an expense sharing arrangement with Ladenburg Thalmann & Co. Inc. ("LTCO"), a wholly-owned subsidiary of LTS, whereby the Company agrees to reimburse LTCO for reasonable expenses paid by them on its behalf. At December 31, 2018, there was no intercompany payable to LTCO.

The Company has an expense sharing arrangement with Security Service Network ("SSN"), a wholly-owned subsidiary of LTS, whereby the Company agrees to reimburse SSN for reasonable expenses paid by them on its behalf. At December 31, 2018, there was no intercompany payable to SSN.

The Company has an expense sharing arrangement with Triad Advisors ("Triad"), a wholly-owned subsidiary of LTS, whereby the Company agrees to reimburse Triad for reasonable expenses paid by them on its behalf. At December 31, 2018, there was no intercompany payable to Triad.

During the year ended December 31, 2018, the Company paid a total of $2,650,000 in dividend distributions to LTS.

9. Commitments

The Company leases office premises and equipment under noncancelable operating leases. The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2018:

Year ending December 31,	
2019	$407,000
2020	311,000
2021	310,000
2022	317,000
2023	321,000
Thereafter	243,000
Total minimum payments required	$1,909,000

Portions of the minimum lease payments can be reduced upon notice and payment of reduction fees as called for in the lease.

10. Income Taxes

The Company is a party to a tax-sharing agreement with LTS and is included in the consolidated U.S. federal and certain combined state income tax returns with LTS and its subsidiaries. For financial reporting purposes, the Company determines its income tax provision on a standalone basis pursuant to terms of the tax sharing agreement. Consolidated federal and combined state tax liabilities currently payable by the Company pursuant to the tax-sharing agreement will be paid to LTS. State and local income taxes in jurisdictions where the Company files separately are paid directly to the taxing authority.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in earnings in the period that includes the enactment date.

Income tax benefits are recognized for a tax position when, in management's judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the tax benefit is measured as the largest amount that is judged to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Company accounts for interest and/or penalties arising from income taxes as a component of income tax expense. As of December 31, 2018, the Company has immaterial amounts of uncertain tax positions and related interest and penalties.

On December 22, 2017 the U.S. government enacted comprehensive tax reform commonly referred to as the Tax Cuts and Jobs Act ("TCJA"). Under GAAP, the effects of changes in tax rates and laws are recognized in the period which the new legislation is enacted. Among other things, the TCJA (1) reduces the U.S. statutory corporate income tax rate from 35% to 21% effective January 1, 2018, (2) eliminates the corporate alternative minimum tax, and (3) changes rules related to uses and limitations of net operating loss carryforwards beginning after December 31, 2017.

In response to the TCJA, the SEC staff issued Staff Accounting Bulletin ("SAB") 118, which provided guidance on accounting for the tax effects of TCJA. The purpose of SAB 118 was to address any uncertainty or diversity of view in applying GAAP in the reporting period in which the TCJA was enacted. In addition, SAB 118 provides a measurement period that should not extend beyond one year from the TCJA enactment date for companies to complete the accounting under GAAP. During the year ended December 31, 2018, the Company finalized the accounting for the tax effects of TCJA with no material changes to the provisional estimate recorded in 2017.

Significant components of the Company's deferred tax assets and (liabilities) as of December 31, 2018 are as follows:

Deferred tax asset:	
Supplemental retirement benefit payable	$97,093
Accrued expenses	96,016
Total deferred tax assets	193,109
Deferred tax liability:	
Contract acquisition costs	(61,934)
Other	(11,615)
Total deferred tax liabilities	(73,549)
Net deferred tax asset	$119,560

In assessing our ability to recover its deferred tax assets, we evaluate whether it is more likely than not that some portion or the entire deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in those periods in which temporary differences become deductible and/or net operating losses can be utilized. We considered all positive and negative evidence when determining the amount of the net deferred tax assets that are more likely than not to be realized. This evidence includes, but is not limited to, historical earnings, scheduled reversal of taxable temporary differences, tax planning strategies and projected future taxable income. Based on these considerations, we believe it is more likely than not that the Company will realize the benefit of its deferred tax asset as of December 31, 2018.

The Company files a U.S. federal income tax return and state income tax returns in numerous state and local tax jurisdictions. In the normal course of business, the Company is subject to examination by various taxing authorities. As of December 31, 2018, the Company is subject to U.S. federal and state and local income tax examinations for the years ended 2015 through 2018.

11. Employee Defined Contribution and Profit Sharing Plan

The Company's employees are participants in a pension and profit sharing plan that covers substantially all of the Company's employees.

The plan is a 401(k) plan where the employees may elect to make voluntary contributions pursuant to a salary reduction agreement. The Company is obligated for minimum contributions, and may elect to make additional discretionary contributions determined by the Board of Directors. Contributions cannot exceed twenty five percent of compensation. For the year ended December 31, 2018, the Company accrued contributions of $777,621 (including $228,094 of required minimum contributions based on 3% of eligible compensation).

12. Contingent Liabilities

In the ordinary course of business the Company may be named as a respondent in litigation, arbitration or regulatory proceedings and may be subject to unasserted claims primarily in connection with its activities as a securities broker-dealer. When the Company believes that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated, the Company accrues such amount.